August 27, 2014
MICHAEL A. BROWN		EMAIL MBROWN@FENWICK.COM Direct Dial (415) 875-2432

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jeffrey P. Riedler
Christina De Rosa
Daniel Greenspan

Re:	Dermira, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted August 1, 2014
CIK No. 0001557883

Dear Mr. Riedler:

On behalf of Dermira, Inc. (the “Company”), we are concurrently filing under the Securities Act of 1933, as amended, the Registration Statement on Form S-1 (CIK No. 0001557883), which was initially confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on June 26, 2014 and was amended on August 1, 2014 (the “Registration Statement”). In this letter, we respond to the comment of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated August 18, 2014 (the “Letter”). The Staff’s comment is presented in bold italics below. We have also enclosed with the copy of this letter that is being transmitted via overnight courier three copies of the Registration Statement in paper format, marked to show changes from the Registration Statement as confidentially submitted on August 1, 2014.

In addition to addressing the comment raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain disclosures for the six months ended June 30, 2014 and include certain other disclosures.

Business

Intellectual Property, page 124

1.                                      We note your response to our prior comment 25. However, your response does not provide all of the requested information. Please revise your discussion of material patents related to DRM04 and DRM01 to disclose:

•                  the specific foreign jurisdictions in which you have issued patents or pending applications and the numbers of patents and patent applications associated with each jurisdiction; and

•                  the expected expiration dates of your patent applications.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 129.

* * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432, or, in his absence, Morgan R. Casey, Esq. at (415) 875-2448.

Sincerely,

FENWICK & WEST LLP

/s/ Michael A. Brown

Michael A. Brown

cc:                                Thomas G. Wiggans, Chief Executive Officer

Andrew Guggenhime, Chief Operating Officer and Chief Financial Officer
Dermira, Inc.

Douglas N. Cogen, Esq.

Morgan R. Casey, Esq.

Fenwick & West LLP

Andrew S. Williamson, Esq.

David G. Peinsipp, Esq.

Charles S. Kim, Esq.

Cooley LLP

Frances D. Schulz

Ernst & Young LLP